King Pharmaceuticals, Inc. 501 Fifth Street Bristol, TN 37620

Carla M. Shumate
Sr. Vice President Finance,
Controller
June 25, 2010
Filed as CORRESPONDENCE
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	King Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
File No. 001-15875
Dear Mr. Rosenberg:
     I write in response to your letter to our Chief Financial Officer, Joseph Squicciarino, of May 26, 2010, containing a comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 10-K for King Pharmaceuticals, Inc. for the fiscal year ended December 31, 2009 (the “2009 10-K”).
     We appreciate your comment and have reviewed it carefully. This letter responds to the Staff’s comment, which, for convenience, we have included in italics before the Company’s response. References in our response to “we,” “our,” “us” or the “Company” mean King Pharmaceuticals, Inc.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results
Research and Development Expense, page 47
Disclosure on page 10 lists seven items you identify as “Our development projects.” Three of the projects (Acurox Tablets, Oxycodone NT and Hydrocodone NT) appear to be IPR&D projects acquired. The remaining four projects (Remoxy, CorVue, Vanquix and Eladur) appear to be projects developed internally or through collaboration agreements. Throughout your Form 10-K, you provide disclosure about your IPR&D projects acquired which includes to some degree: their nature, objective, current status, costs incurred during each period (at least for their acquisition and/or milestone payments), estimated costs to complete and anticipated completion dates. However, it does not appear that you have provided all of this information for your projects developed internally. For each significant project, please revise your disclosure to address the following:
•	Revise your table on page 47 to break out the research and development annual costs by each project and total costs incurred to date for each.

•	Revise your disclosure to include the timing and estimated costs of the efforts necessary to complete the projects.

•	Disclose your anticipated completion dates for each project.

•	Disclose the period in which material net cash inflows from each project is expected to commence.
Please disclose your criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by therapeutic or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.

Company’s Response:
1.	“Revise your table on page 47 to break out the research and development annual costs by each project and total costs incurred to date for each.”
          We respectfully submit that we do not believe providing disclosure regarding research and development costs related to individual projects, as requested in the Staff’s comment, would help readers better understand our business or the impact of our research and development activities on our operating results because, as amplified below, these costs, even in the aggregate, represent a non-material portion of our total operating costs and expenses. As discussed in Response 2 below, however, we do believe that additional qualitative disclosure about the status of our significant research and development projects could help readers better understand our business.
          Research and development costs, excluding in process research and development (“IPR&D”), represented only 6.4%, 8.1% and 7.8% of total operating costs and expenses for the years ended December 31, 2009, 2008 and 2007, respectively. Given the relatively small impact of these costs on our total operating costs and expenses, particularly in 2009, we believe we sufficiently describe our research and development efforts and associated costs within Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in the 2009 10-K. For example:
•	The “Recent Developments” section on pages 36 and 37 describes the status of certain of our ongoing projects, the nature of the efforts necessary to advance these projects, and management’s expectations regarding, as applicable, communications and/or filings with the U.S. Food and Drug Administration (“FDA”);

•	The “Research and Development Expense” section within “Operating Results” on pages 47 to 49 describes changes in our research and development expenses, including infrequent transactions that affected relevant periods, such as milestone payments or IPR&D expense; and

•	The “Liquidity and Capital Resources” section on pages 53 to 59 describes significant terms and payments related to various collaboration agreements for research and development projects that are significant to the Company in the near term (i.e. Remoxy® and Acurox®), including up-front payments, milestone payments, and royalty payments.
          In addition, we do not allocate our general, internal research and development costs to individual projects. We outsource a substantial portion of our research and development activities. We do not own laboratory or clinical facilities that can fully support clinical trials and similar research, and we collaborate with third parties to accomplish these activities. Our employees who manage these collaborative arrangements often work on multiple projects, and we do not allocate the costs associated with these employees and the facilities in which they work, or other general internal research and development costs, to specific projects. During 2009, approximately 40% of our $98.7 million in total research and development costs were not allocated to individual projects.
          Further, we do not consider the cost of any project to be individually material to the Company’s overall results of operations. The individual project for which the Company incurred the greatest external specifically-allocated costs totaled only approximately 1% of our total operating costs and expenses in 2009.
          We believe that presenting research and development costs for our projects that exclude general, internal research and development costs could be misleading in that this presentation could lead readers to believe that we incurred less expense in connection with certain projects than actually was the case.
          Finally, we recognize that the disclosures proposed by the Staff’s comment are derived from Section II.R.2 of Division of Corporation Finance Current Accounting and Disclosure Issues (August 31, 2001), which addresses enhanced disclosure of research and development activities and costs by biotechnology companies and other companies for which research and development costs comprise a majority of total costs and expenses. As discussed above, we do not believe that the Company falls into this category of registrants because our research and development costs do not comprise a significant portion of our total operating costs and expenses.
          On the basis of the information presented above, we do not believe that a detailed description of costs by research and development project would add meaningfully to the discussion of our results of operations appearing in the 2009 10-K. In addition, we believe that presenting research and development costs for our projects that exclude general, internal research and development costs could be misleading to the reader.
2.	“Revise your disclosure to include the timing and estimated costs of the efforts necessary to complete the projects.”

“Disclose your anticipated completion dates for each project.”

“Disclose the period in which material net cash inflows from each project is expected to commence.”
          Because of the uncertainty of the regulatory process, as described in the risk factor on page 18 of the 2009 10-K, we believe that it could be misleading to the reader for us to provide an estimate of either the time or costs required to complete any product development project that requires the FDA’s approval. Because commercialization of a product is likewise dependent upon regulatory approvals outside of the Company’s direct control, we also cannot reliably estimate the period in which material net cash inflows for each project may occur.
          We do, however, believe it could add to a reader’s understanding of the status of our development projects to summarize certain information related to our significant research and development projects, including, when a reasonable estimation can be made, the anticipated time periods during which we expect to file any New Drug Applications (“NDAs”).
          We therefore plan to include disclosure substantially similar to the following under “Research and Development” within “Item 1. Business” in our Form 10-K for the year ended December 31, 2010:

Our significant development projects, including those for which we have collaboration agreements with third parties, include the following:

Project Name	Description	Current Phase*
Remoxy®	A novel formulation of long-acting oxycodone with a proposed indication for the treatment of moderate to severe chronic pain, specifically designed to resist certain common methods of misuse and abuse associated with long-acting oxycodone products that are currently available.	Phase III clinical trials completed; NDA filed; Complete response letter received; Estimated NDA resubmission date:

Acurox®	An orally administered, immediate release tablet containing oxycodone HCl as its sole active analgesic ingredient, with a proposed indication for the relief of moderate to severe pain. Acurox® uses Acura Pharmaceuticals Inc.’s (“Acura”) patented Aversion® Technology, which, as reformulated in response to our FDA Advisory Committee Meeting on April 22, 2010, is designed to deter misuse and abuse by intravenous injection of dissolved tablets and nasal snorting of crushed tablets.	Phase III clinical trials completed; NDA filed; Complete response letter received; Estimated NDA submission date for new formulation:

CorVue™ (binodenoson)	A cardiac pharmacologic stress-imaging agent.	Phase III clinical trials completed; NDA filed; Complete response letter received; Estimated NDA resubmission date:

Vanquix™	A diazepam-filled auto-injector with a proposed indication for the treatment of acute, repetitive epileptic seizures.	Phase III clinical trials ongoing

Eladur®	An investigational transdermal bupivacaine patch for the treatment of pain.	Phase II clinical trials ongoing

Oxycodone NT	A novel formulation of long-acting oxycodone for the treatment of moderate to severe chronic pain. Oxycodone NT is specifically designed to resist certain common methods of misuse and abuse associated with long-acting oxycodone products that are currently available. This product uses the same patented technology used in our approved Embeda® product.	Phase I clinical trials ongoing

Project Name	Description	Current Phase*
Hydrocodone NT	A novel formulation of long-acting hydrocodone for treatment of moderate to severe chronic pain. Hydrocodone NT is specifically designed to resist certain common methods of misuse and abuse associated with long-acting hydrocodone products that are currently available. This product uses the same patented technology used in our approved Embeda® product.	Pre-clinical

*	Our drug development projects are subject to various risks and uncertainties, as described in “Risk Factors.” Due to these risks and uncertainties, we do not provide estimates of the completion dates, costs or potential for commercial success of our drug development projects.
For additional information regarding certain research and development projects, see “Recent Developments” in Part II, Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
3.	“Please disclose your criteria for deeming a project significant. For the remainder of projects that you do not deem significant, summarize the number of programs and cost for each period by therapeutic or other descriptive class/category showing preclinical versus clinical, and provide an estimate of the nature, timing and cost to complete these programs.”
          The items appearing in the table in Response 2, above, are the research and development projects that we deem significant. Significant projects are typically those that are either in late stages of development or which are based upon proven technologies. Other projects may also be deemed significant as circumstances warrant.
          For the reasons discussed in Response 1 above, we do not believe that disclosing the cost for each period for, and estimates of the cost to complete, these programs would add meaningfully to the discussion of our results of operations, and, in any event, we would not be in a position to present such information in a manner that we believe would be materially complete.
* * *

          As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct any questions or comments concerning this letter to me at (423) 989-8136. If you are unable to reach me, please contact Rod Ervin at (423) 989-7047 or William Phillips at (423) 990-2523. Thank you.

Sincerely,
/s/ Carla M. Shumate
Carla M. Shumate

cc:	James Peklenk, Staff Accountant, U.S. Securities and Exchange Commission

Mary Mast, Senior Accountant, U.S. Securities and Exchange Commission

Joseph Squicciarino, Chief Financial Officer, King Pharmaceuticals, Inc.

Rod Ervin, Assistant Controller, King Pharmaceuticals, Inc.

James W. Elrod, Chief Legal Officer, King Pharmaceuticals, Inc.

William L. Phillips III, Assistant General Counsel, King Pharmaceuticals, Inc.